1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 15, 2005

For the month of July 2005

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                No       V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 8/16/2005	By	/s/ Stan Hung
Stan Hung
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on July 21, 2005: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on July 25, 2005: The board approved a resolution on the issuance of convertible bonds

99.3	Announcement on July 26, 2005: Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Mega Financial Holding Co., Ltd. securities

99.4	Announcement on July 26, 2005: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on July 27, 2005: UMC announced its unconsolidated operating results for the second quarter of 2005

99.6	Announcement on July 27, 2005: Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Unimicron Technology Corp. securities

99.7	Announcement on July 28, 2005: Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Faraday Technology Corp. securities

99.8	Announcement on August 1, 2005: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on August 4, 2005: UMC Public Statement

99.10	Announcement on August 8, 2005: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on August 9, 2005: July Revenue

99.12	Announcement on August 11, 2005: To clarify the report on Economic Daily News on August 11

99.13	Announcement on August 15, 2005: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

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Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/07/20

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 1; average unit price: $832,040,000 NTD; total transaction price: $832,040,000 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.2

The board approved a resolution on the issuance of convertible bonds

1.	Date of the board of directors resolution: 2005/07/25

2.	Name [ nth issue of (secured, unsecured) corporate bonds of Co.] : United Microelectronics Corporation 4th round of unsecured convertible bonds

3.	Total amount of the issue: no more than US$500 million

4.	Face value: US$10,000 or greater

5.	Issue price: at par

6.	Issue period: 2 years and 6 months

7.	Issue coupon/interest rate: Chairman is authorized to determine according to the market condition

8.	Types, names, monetary amounts of security or collateral and stipulations thereupon: N/A

9.	Use of the funds raised by the offering and utilization plan: overseas material purchases

10.	Underwriting method: Chairman is authorized to determine according to the market condition

11.	Trustees for the bonds: Chairman is authorized to determine according to the market condition

12.	Underwriter or distributing agent institution: Chairman is authorized to determine according to the market condition

13.	Guarantor(s) for the issue: N/A

14.	Institution serving as agent for payment of the principal and interest: Chairman is authorized to determine according to the market condition

15.	Certifying institution: Chairman is authorized to determine according to the market condition

16.	Where convertible into shares, the rules for conversion: Chairman is authorized to determine according to the market condition

17.	Resale conditions: Chairman is authorized to determine according to the market condition

18.	Repurchase conditions: Chairman is authorized to determine according to the market condition

19.	The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A

20.	Possible dilution of equity, if conversion, exchange, or subscription rights are attached: Dilution depending on the pricing conversion premium

21.	Any other matters that need to be specified: The convertible bonds issuance will be subjected to the approval of Securities and Futures Bureau,Financial Supervisory Commission, Executive Yuan, ROC. Additional announcement will be made thereafter when terms and conditions are materialized.

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Exhibit 99.3

Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Mega Financial Holding Co., Ltd. securities

1.	Name of the securities: Common shares of Mega Financial Holding Co., Ltd.

2.	Trading date: 2005/07/05~2005/07/26

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 14,390,671 shares; average unit price: $21.04 NTD; total amount: $302,841,815 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Loss of $152,273,351 NTD

5.	Relationship with the underlying company of the trade: Novatek Microelectronics Corporation, None

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 45,148,683 shares; amount: 1,427,859,088 NTD; percentage of holdings: 0.4%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 92.06%; ratio of shareholder’s equity: 92.26%; the operational capital as shown in the most recent financial statement: $852,073 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.4

To	announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/10/21~2005/07/25

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 67; average unit price: $9,850,565 NTD; total transaction price: $659,987,840 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.5

UMC announced its unconsolidated operating results for the second quarter of 2005

1.	Date of the investor/press conference: 2005/07/27

2.	Location of the investor/press conference: B3 Yong Le Room, The Westin Taipei, 133 Nanking East Road, Sec. 3, Taipei

3.	Financial and business related information:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”) today announced its unconsolidated operating results for the second quarter of 2005. Year-over-year revenue decreased by 33.4 % to NT$19.44 billion from NT$29.18 billion, and a 4.2% QoQ decrease from NT$20.29 billion in 1Q05. The net income is NT$0.3 billion, decrease 80.3% from NT$1.52 billion in 1Q05. The EPS for the second quarter in 2005 was NT$0.02.

Wafer shipments in the second quarter were 630 thousand 8-inch equivalent wafers, which increased 12% compared to 1Q05. The utilization rate was 65%. The blended average selling price (ASP) decreased 9% compared to the previous quarter. The decline in ASP was mainly attributed to much higher shipments from lagging-edge technology nodes. The percentage of revenue from 90nm in the second quarter raised to 9% from 7% in 1Q05. Revenue from the consumer segment increased 32% of total revenue in 2Q05.

“The second quarter of 2005 was a difficult quarter, but we are quite confident that we have exited the trough of the downturn,” said UMC CEO, Dr. Jackson Hu. “As a result of our effective response to the inventory correction that started in the fourth quarter of 2004, our shipment volume increased 11.7% sequentially to 630 thousand 8-inch equivalent wafers. Despite the mild setback of a 4.2% decline in revenue and a gross margin of 1.1% in 2Q05, we saw a number of positive developments in several different areas. Towards the end of the first quarter of 2005, we started to see an upturn in the consumer market, and more recently, the communication and computer segments seem to have regained momentum. This across-the-board jump in demand leads us to believe that we will soon be entering a new stage of growth.”

Dr. Hu continued, “During the second quarter, we further strengthened our SoC solution programs so that our customers may more effectively address the new cost and time-to-market challenges encountered at nanometer technologies. For 90nm, where comprehensive integrated SoC solutions are particularly necessary to ensure early product success, we have incorporated the industry’s latest design for manufacturing (DFM) solutions to supplement our world-class technology, manufacturing, design, and backend support. This complete SoC package will significantly bolster the competitiveness of UMC’s customers in today’s rapidly advancing semiconductor industry.”

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“We are also pleased with the early results of our decision to merge the operations of Singapore-based UMCi (now Fab 12i) into UMC. This consolidation will further enhance our ability to serve our global customers. With the demand for advanced process technologies on 300mm wafers gaining momentum, this transaction will greatly increase the synergy of UMC’s overall fab operations and expansion plans. We will continue with our 300mm capacity expansion in Taiwan and Singapore, and advance our close partnerships with capital equipment vendors, Electronic Design Automation (EDA) tools and IP providers, packaging and test partners, and customers to further enhance our SoC foundry solutions. We believe that with our proven SoC Solution Foundry strategy, UMC is well-positioned to capitalize on the many new and exciting opportunities facing the semiconductor industry.”

4.	Any other matters that need to be specified: None

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Exhibit 99.6

Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Unimicron Technology Corp. securities

1.	Name of the securities: Common shares of Unimicron Technology Corp.

2.	Trading date: 2005/07/05~2005/07/27

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 10,720,000 shares; average unit price: $28.30 NTD; total amount: $303,414,600 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Gain of $97,402,366 NTD

5.	Relationship with the underlying company of the trade: investee company under equity method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 86,460,358 shares; amount: 1,661,557,017 NTD; percentage of holdings: 9.91%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 91.74%; ratio of shareholder’s equity: 91.94%; the operational capital as shown in the most recent financial statement: $852,073 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.7

Represent subsidiary Company Hsun Chieh Investment Co., Ltd to announce information on disposal of Faraday Technology Corp. securities

1.	Name of the securities: Common shares of Faraday Technology Corp.

2.	Trading date: 2005/07/05~2005/07/28

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 5,194,000 shares; average unit price: $60.43 NTD; total amount: $313,896,700 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): Loss of $89,886,519 NTD

5.	Relationship with the underlying company of the trade: investee company under equity method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 10,085,452 shares; amount: 745,376,791 NTD; percentage of holdings: 3.89%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 91.34%; ratio of shareholder’s equity: 91.55%; the operational capital as shown in the most recent financial statement: $852,073 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: Financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

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Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/07/15~2005/07/29

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 6; average unit price: $122,032,400 NTD; total transaction price: $732,194,400 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.9

UMC Public Statement

1.	Date of occurrence of the event: 2005/08/04

2.	Cause of occurrence:

UMC	Considers Legal Action Against TSMC CEO Rick Tsai for Alleged Statements to Media

HSINCHU, Taiwan, August 4, 2005 – UMC today responded to public comments made by Rick Tsai, CEO of TSMC, stating that the collaboration between UMC and Hejian was “wrong”, and that TSMC “takes integrity as its top initiative, and would never commit any wrongdoing.” UMC views the statement, which was first reported by the local media, as damaging to both the company and Hejian. As such, UMC is considering all courses of action, including pursuing legal action to evaluate if Mr. Tsai’s comments constitute slander.

UMC and HeJian have an innovative business cooperation that operates within full compliance of all laws and regulations. Integrity is not an issue as UMC’s shareholders unanimously agreed at the company’s annual shareholder meeting that this collaboration would benefit the long-term interests of both UMC and its shareholders. Conversely, there is information that TSMC’s construction of new fabs in Song-Jiang, Shanghai began prior to any government approval. Evidence also points to TSMC equipping these facilities with 0.18um and 0.13um manufacturing equipment in order to gain a competitive market edge, though the company was only approved for 0.25um process capabilities. Recent reports have also surfaced that TSMC’s Song-Jiang fab is already producing 0.18um and below products. UMC believes an immediate government investigation would reveal that illegal investment activities in Mainland China have been conducted by TSMC.

In addition, the agreement between TSMC and SMIC authorizing TSMC to transfer all high-end intellectual properties to SMIC in the future obviously violates cross strait regulations. This development seems to have been overlooked by the government, though it is common knowledge throughout the industry.

TSMC’s Song-Jiang fab faces a difficult dilemma. The fab cannot be competitive without covertly manufacturing high-end products. However, if its alleged illegal activities are validated by the government, the company would face disciplinary action that would include the withdrawal all the investment capital from the China facility. Since this action has put all TSMC shareholders in a difficult position, UMC does not believe that comments against the UMC and Hejian relationship are appropriate when TSMC’s own integrity is at stake.

3.	Countermeasures: none

4.	Any other matters that need to be specified: none

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Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/07/27~2005/08/04

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 4; average unit price: $205,954,458 NTD; total transaction price: $823,817,830 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): ASML HONG KONG LTD. C/O; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.11

United Microelectronics Corporation

August 9, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of July 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
July	Invoice amount	6,837,726	11,561,972	- 4,724,246	-40.86%
2005	Invoice amount	45,473,848	67,487,672	- 22,013,824	-32.62%
July	Net sales	7,065,253	11,201,857	- 4,136,604	-36.93%
2005	Net sales	46,793,879	65,704,629	- 18,910,750	-28.78%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	35,657,091
UMC’s subsidiaries	22,059	21,851	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	71,167,928
UMC’s subsidiaries	0	0	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	3,279,520	15,000,000
Net Profit from Fair Value	7,453	(664,952)
Written-off Trading Contracts	21,422,388	0
Realized profit (loss)	(215,682)	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	1,214,228
Net Profit from Market Value	8,726
Written-off Trading Contracts	465,465
Realized profit (loss)	23,842

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Exhibit 99.12

To clarify the report on Economic Daily News on August 11

1.	Name of the reporting media: Economic Daily News

2.	Date of the report: 2005/08/11

3.	Content of the report: UMC acquired orders from Canadian companies

4.	Summary of the information provided by investors: None

5.	Company’s explanation of the reportage or provided information:

MOSAID Technologies Incorporated (TSX:MSD), announced with UMC (NYSE: UMC; TSE: 2303), a world leading semiconductor foundry, that the two companies are cooperating on the development of comprehensive Double Data Rate (DDR)/DDR2 SDRAM memory controller Semiconductor Intellectual Property (IP) solutions for UMC’s 90nm and 130nm process geometries.

The comprehensive MOSAID memory controller solution, for UMC’s advanced processes, is being built with high performance SSTL I/O library and Delay Locked Loop (DLL) hardened IP elements as well as the controller RTL soft IP. The solution supports both the DDR SDRAM standard with SSTL2 signaling and DDR2 SDRAM with SSTL18 signaling. It is also being designed so customers’ products can interface to either DDR SDRAM or DDR2 SDRAM, without requiring two separately manufactured versions of the product. The MOSAID memory controller IP will be delivered as a library of easily connected elements rather than a single, hardened block. This will allow customers the flexibility to create a variety of different memory interface and bond pad configurations. The controller is intended to support chip-to-chip and chip-to-module configurations with speeds up to 800Mb/s/pin.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

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Exhibit 99.13

United Microelectronics Corporation

For the month of July, 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of July, 2005

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of June 30, 2004	Number of shares held as of July 31, 2005	Changes
Business Group President	Hong-Jen Wu	34,243,501	25,243,501	(9,000,000)*
Business Group President	Chris Chi	601,461	592,461	(9,000)
Vice President	Tai-Sheng Feng	1,074,866	1,054,866	(20,000)
Vice President	Nick Nee	4,270,306	4,190,306	(80,000)
Vice President	Ing-Ji Wu	11,433,338	11,413,338	(20,000)

Note: 5,000,000 shares were transferred to spouse.

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of June 30, 2004	Number of shares pledge as of July 31, 2005	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	July	2005
Semiconductor Manufacturing Equipment	528,025	5,628,578
Fixed assets	394	189,358

4)	The disposition of assets (NT$ Thousand)

Description of assets	July	2005
Semiconductor Manufacturing Equipment	16,762	73,159
Fixed assets	0	0